April 5, 2016

Torchmark Corporation
3700 South Stonebridge Drive
McKinney, Texas 75070

Re:	Torchmark Corporation 6.125% Junior
Subordinated Debentures due 2056, in the
aggregate principal amount of $300,000,000
Ladies and Gentlemen:
We have acted as counsel for Torchmark Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale of $300,000,000 aggregate principal amount of its 6.125% Junior Subordinated Debentures due 2056 (the “Debentures”) pursuant to prospectus dated September 25, 2015 (the “Base Prospectus”) and the prospectus supplement dated March 29, 2016 (the “Prospectus Supplement”). The Debentures are being issued by the Company pursuant to the Junior Subordinated Indenture, dated November 2, 2001, between the Company and The Bank of New York Mellon Trust Company, N.A. (as successor in interest to the Bank of New York), as trustee, as amended and supplemented by the First Supplemental Indenture, dated as of September 24, 2012, between the Company and The Bank of New York Mellon Trust Company, N.A., and by the Second Supplemental Indenture, dated as of April 5, 2016, between the Company and The Bank of New York Mellon Trust Company, N.A. (such Indenture, as so supplemented, the “Indenture”).
In rendering the opinion expressed below, we have made such legal and factual examinations and inquiries as we have deemed necessary or advisable for the purpose of rendering this opinion letter, including but not limited to the examination of the following: (i) the Base Prospectus and the Prospectus Supplement, (ii) the Indenture and (iii) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.
As to any facts material to the opinion expressed herein, we have relied upon certificates and statements and representations and warranties of the officers and other representatives and agents of the parties to the documents and of public officials. In rendering this opinion letter, except for the matters that are specifically addressed in the opinion expressed below, with your permission, we have assumed, and are relying on without independent investigation, (i) the authenticity of all documents submitted to us as originals, (ii) the conformity to the originals of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies, (iii) the genuineness of signatures, (iv) the legal capacity of natural persons signing the documents, (v) the necessary entity formation and continuing existence in the jurisdiction of formation, and the necessary licensing and qualification in all jurisdictions, of all parties to the documents, (vi) the necessary entity authorization, execution, delivery and enforceability (as limited by bankruptcy and other insolvency laws) of all documents by all parties thereto, and the necessary entity power and authority with respect thereto, (vii) the validity, binding effect, and enforceability of all documents, (viii) that each of the parties to the documents will comply (without waiver) with all of the terms of such documents, and (ix) that there is not any other agreement that modifies or supplements the agreements expressed in any document to which this opinion letter relates and that renders the opinion expressed below inconsistent with such document as so modified or supplemented.
In rendering this opinion letter, except for matters that are specifically addressed in the opinion expressed below, we have made no inquiry, have conducted no investigation and assume no responsibility with respect to (i) the accuracy of and compliance by the parties thereto with the representations, warranties, covenants, certifications and assumptions as to factual matters contained in any document or (ii) the conformity of the documents to the requirements of any agreement to which this opinion letter relates.
Based on the foregoing and subject to the qualifications, representations, warranties, covenants, certifications and assumptions stated herein, we are of the opinion that although there are no regulations, rulings or judicial precedents addressing the characterization of securities having terms substantially similar to the Debentures for U.S. federal income tax purposes, the Debentures will be classified for U.S. federal income tax purposes as indebtedness of the Company.
There are no existing Treasury regulations under section 385 of the Internal Revenue Code of 1986, as amended (the “Code”), defining instruments as equity or indebtedness for U.S. federal income tax purposes. Furthermore, there are no controlling Treasury regulations, published rulings, or judicial decisions involving securities with terms substantially the same as the Debentures that discuss whether, for U.S. federal income tax purposes, the securities constitute equity or indebtedness. Therefore, our opinion regarding the characterization of the Debentures as evidences of indebtedness is based upon rulings and judicial decisions under the Code involving situations that we consider to be analogous and an analysis of all of the facts and circumstances surrounding the issuance and sale of the Debentures.
The foregoing opinion is based only on the federal income tax laws of the United States, Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change. The foregoing opinion is limited to the matters addressed herein, and no other opinion is rendered with respect to other United States federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality or governmental agency (other than the Internal Revenue Service) including without limitation (i) any statute, regulation, or (ii) the securities or tax laws of any jurisdiction (other than the federal tax laws of the United States). You should be aware that this opinion letter represents conclusions as to the application of existing law, regulations, administrative rules and practices, and legislative history to the transactions described above. There can be no assurance, however, that existing law will not change or that contrary positions will not be taken by the Internal Revenue Service. Any such change might be retroactive and might affect the opinion set forth above.
Except as set forth above, we express no other opinion. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.
We hereby consent to the filing of this opinion as an exhibit to a Form 8-K filed in connection with the Base Prospectus and to the references to McAfee & Taft A Professional Corporation under the heading “United States Federal Income Tax Matters” in the Base Prospectus and the Supplemental Prospectus. We do not admit by giving this consent that we are in the category of persons whose consent is required under Section 7 of the Act.

Regards,
/s/ McAfee & Taft A Professional Corporation

McAfee & Taft A Professional Corporation